Exhibit 99.3

MANAGEMENT
DISCUSSION & ANALYSIS

For the year ended December 31, 2022

Management Discussion and Analysis	1

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated March 23, 2023, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2022, and December 31, 2021, and related notes included therein. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the year that ended December 31, 2022, with additional information up to March 23, 2023.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine project, the Bécancour Battery Material Plant Project, the shaping demonstration plant and the coating demonstration plant, the intended operation and performance of the purification demonstration plant, shaping demonstration plant, coating demonstration plant and the concentrator demonstration plant, the intented development of the Matawinie Mine Property, the intended development of the Uatnan Mining Project, including the formation of a joint venture, the economic performance and product development efforts, as well as the Company’a expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID, (as defined herein),  the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the Company’s electrification strategy and its intended results, market trends, the results of the integrated feasibility study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Company’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in Company’s most recent annual information form. Forward-looking statements in this MD&A contain, among other things, disclosure regarding: the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant and the concentrator demonstration plant; the construction and commissioning, as applicable, of the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the shaping demonstration plant and the coating development plant; the development of the Uatnan Mining Project, the impact of infectious diseases, global pandemics or any other public health crises, including COVID-19 pandemic (“COVID-19”), and the ongoing war between Russia and Ukraine on the Company’s operations; the future outlook, corporate development and strategy of the Company;

Management Discussion and Analysis	3

the Company’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Company’s green and sustainable lithium-ion active anode material initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Company.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance and increase in costs, exploitation, exploration and mine new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Company’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Company may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Company’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public Company obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out herein and in this MD&A.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, MSc, géo., President & CEO for NMG and Antoine Cloutier, géo, Chief Geologist for NMG, each a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective July 6, 2022, and available on SEDAR and EDGAR (the “Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project” , effective January 10, 2023, and available on SEDAR and EDGAR (the “PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian

Management Discussion and Analysis	4

Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Company or on the behalf of the Company on the basis of the Company’s knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before COVID-19 and therefore do not reflect any impact of COVID-19 on any specific market or globally.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets

Management Discussion and Analysis	5

alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. On November 8, 2022, the Company completed a private placement of unsecured convertible notes with Mitsui & Co., ltd. (“Mitsui”), Pallinghurst, and Investissement Québec, for aggregate gross proceeds of $67.2 million (US$50 million). For more details, refer to note 15 of the audited consolidated financial statements.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is a Québec-based company striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. With enviable ESG standards, the Company aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a green future through sustainable zero-carbon solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Safety, responsibility, openness, integrity, and entrepreneurial spirit.

The Company’s activities are focused on the planned Matawinie graphite mine (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. Underpinning these projects are NMG’s world-class Matawinie graphite deposit, its proprietary technologies, and clean hydroelectricity powering its operations. The Company is also exploring the potential of developing and operating the Uatnan mining project (the “Uatnan Mining Project”) that leverages Mason Graphite Inc.’s (“Mason Graphite”) Lac Guéret graphite deposit.

2022 HIGHLIGHTS

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Continued focus on the safe conduct of operational and construction activities with the Company’s Zero-Harm Philosophy being top of mind to protect the environment, as well as the health and safety of employees, contractors, and communities.

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Memorandum of understanding with Panasonic Energy Co., Ltd. confirming intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material from the Company’s “ore-to-anode-material” Phase-2 production facilities.

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Completion of the feasibility study for the Phase-2 Bécancour Battery Material Plant and Matawinie Mine, indicating attractive economics with an after-tax net present value of $1,581 million and internal rate of return of 21%.

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Advancement of Phase-2 project financing with the nomination of Société Générale as the sole mandated lead arranger, confirmation of interest towards senior debt from export credit agencies Export Development Canada and Euler Hermes (Germany), as well as engineering, environmental, and social due diligence exercises conducted at NMG’s sites.

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Continued advancement of the Matawinie Mine through preliminary construction work at the site, detailed engineering, advancement of electrification plans, and environmental management initiatives supporting progressive site reclamation.

Management Discussion and Analysis	6

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Addition of a commercial-scale coating unit and a second shaping module at the Company’s Phase-1 plant to support product qualification with potential customers as well as process and engineering optimization for the Phase-2 facilities.

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Signing and closing of a strategic investment agreement with Mason Graphite Inc. leading to a preliminary economic assessment of the Uatnan Mining Project that demonstrates strong returns for a production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, in line with NMG’s Phase-3 plans.

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US$50 million private placement in NMG from Mitsui, Investissement Québec, and The Pallinghurst Group through convertible notes which complements over $8.6 million raised through public and private offerings, the exercise of warrants, and financial levers from governments to support the Company’s next operational milestones and strategic projects.

»	Reinforced engagement with communities, First Nations, and stakeholders to inform the development of NMG’s projects, elevate R&D efforts and industrial collaboration, and create shared value.
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Recognition of NMG’s robust ESG credentials through an A2 Robust Sustainability Rating from Moody’s ESG Solutions, the second-highest grade of the rating scale, confirming the Company’s responsible focus on environmental stewardship and equitable business practices.

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Advancement of electrification plans for the Matawinie Mine through technical engagement and close collaboration with Caterpillar Inc. for the development, testing, and production of Cat® “zero-emission machines”.

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Increased presence on the U.S. scene through commercialization efforts and investor relations on the heels of NMG’s listing on the New York Stock Exchange and the adoption of the Inflation Reduction Act.

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Issuing of a life cycle assessment for NMG’s portfolio of graphite-based materials, confirming the minimal and industry-leading environmental footprint of the Company’s products, up to 11 times smaller than benchmarked production.

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Appointment of experienced and talented executives to steer the Company’s development, including Stephanie Anderson to the Board of Directors as well as Bernard Perron (Chief Operating Officer), Josée Gagnon (Vice President, Legal Affairs & Corporate Secretary) and Anoop Singh (Vice President, Mining Projects) to the management team.

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Release of the Company’s Climate Action Plan detailing its transition from carbon neutrality to Net Zero by 2030 through emission reduction and an innovative offsetting strategy, complemented by inaugural participation to the Carbon Disclosure Project in line with its Task Force on Climate-related Financial Disclosures (“TCFD”) implementation roadmap.

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Active engagement towards offtake agreements with a series of potential tier-1 customers in the EV and battery sector with the production of battery-grade samples, site visits, quality checks, commercial discussions and environmental diligence reviews.

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Ever-expanding portfolio of R&D projects to deliver a new generation of green battery materials, assisted by governmental financial aid such as Canada’s $5.75-million grant from Sustainable Development Technology Canada and Québec’s $3-million grant from Technoclimat.

»	Strengthening of the Company’s quality assurance and quality control with the active development of an ISO 9001-compliant management system to support certification objectives.
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Establishment of key ESG targets to improve NMG’s ownership and stewardship of material issues such as diversity and inclusion, environmental management, Indigenous partnership, biodiversity and responsibility towards its supply chain.

»	Year-end cash position of $59.9 million.

Management Discussion and Analysis	7

BUSINESS LINES

addiStriving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced manufacturing. NMG is developing natural flake graphite as well as coated spherical purified graphite (“CSPG”), which is an essential component in lithium-ion batteries used in electric vehicles, energy storage solutions, and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Battery Material Plant Project”) to derisk its projects and advance toward commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is exploring the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Battery Material Plant Project
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	The Company has been operating a commercial-scale shaping unit since 2020. A second unit has been assembled in 2022 and is being commissioned.
Purification Demonstration Plant	The purification demonstration unit is currently in production with a 2,000 tpa nameplate capacity.
Coating Demonstration Plant	Commissioning of the coating module is progressing with improvements to the equipment.
Phase 2 – Bécancour Battery Material Plant

Engineering of Phase-2, optimization of the Feasibility Study based on Panasonic’s specifications as per the MoU offtake agreement, and piloting at Phase-1 facilities support finalization of projected operational parameters.

Matawinie Mine Project
Phase 1 – Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	Since September 2018, the Company has been operating a flake concentration demonstration plant.
Phase 2 – Matawinie Mine	Groundwork continued at the construction site in 2022 while engineering and procurement advance in parallel.
Uatnan Mining Project
Phase 3 – Uatnan Mining Project	A PEA was carried out to leverage the Lac Guéret deposit resource and update operational parameters.

BATTERY MATERIAL PLANT PROJECT

The Company continues to make significant progress with respect to its advanced manufacturing activities via samples production and process refinement at Phase-1 facilities as well as engineering advancement of its Phase-2 development plans. The Company’s latest Feasibility Study reflects the technological progress of value-added processes and the optimization of production flow within an integrated operational model.

Management Discussion and Analysis	8

Battery Material Demonstration Plants

The shaping equipment (Phase 1) continues to produce spherical graphite; samples have attested to the performance of the secondary transformation process developed by NMG. The successful results have led NMG to purchase another commercial-scale module, hence tripling its production capability. The new unit should further elevate the products’ quality and provide customers with a greater variety of specifications.

»	The equipment was successfully installed in 2022 at the Company’s facility.
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Detailed tests are being conducted to supplement those already performed at the equipment manufacturer’s site, optimize the operating parameters, and enhance performance in terms of yield and throughput.

»	Processes are being developed leveraging this new manufacturing technology; focus is on achieving various potential client specifications and ramping up production in 2023.

The Company is also leveraging its proprietary thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, NMG announced a five-year agreement with Olin Corporation (“Olin”), which covers the manufacturing space for operations, site services, and the supply of certain raw materials to support the commercialization of NMG’s advanced graphite materials.

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The Company’s first two commercial-scale pilot plant purification modules (Phase 1) have been constructed within existing space at Olin’s facility in Bécancour, Québec. The scalable furnaces have a nameplate capacity of 2,000 tpa of purified battery-grade graphite.

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Since the launch of production, NMG has produced spherical purified graphite (“SPG”), demonstrating the performance of its proprietary purification ecotechnology; samples confirmed the purity of +99.99%, above the level required for energy applications.

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In line with specific client specifications, NMG continues to test and optimize its purification process for both battery-grade active graphite materials and purified jumbo flakes for niche applications.

»	Recent production samples have demonstrated excellent results both at the Company’s laboratory and at a leading third-party testing facility, indicating effective process and operational parameters.

Determined to develop the entire value chain from mine to anode material in order to provide a traceable and carbon-neutral source to battery manufacturers, NMG is advancing with the deployment of its environmentally friendly CPSG for use as anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

»	Commissioning of the coating module is continuing.

Bécancour Battery Material Plant

NMG owns a 200,000-m2 land in the Bécancour industrial park in Québec, Canada, adjacent to Olin’s facility, to build an integrated manufacturing plant with a projected annual production volume of roughly 46,000 tpa of advanced graphite materials (Phase 2). Approximately 150 km northeast of Montréal, close by the Saint Lawrence River, the site provides robust local infrastructure with a direct supply of required chemicals, affordable hydroelectricity, skilled workforce, and no environmental limitations for construction. Its multi-modal logistical base includes a major international port, plus rail and highway for both importing raw materials and exporting final products throughout North America and Europe.

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A study of archaeological potential, comprised of surveys of historical documentation and on-site work, was completed in Q2-2022 for the land. The study was carried out by the Ndakina Office of the Conseil de la Nation Waban-Aki, the Indigenous organization overseeing territorial and environmental protection questions for the Abenaki Councils of Odanak and Wôlinak. No archaeological discoveries were made.

Bécancour is rapidly attracting important industrial players in the battery materials and cell manufacturing space, supported by the Québec Government’s battery hub strategy. Twenty industrial and commercial projects are planned or under study, including BASF, GM-Posco, Vale and Nemaska Lithium. The Company’s site, at the centre of this development zone, represents a strategic and operational asset.

Management Discussion and Analysis	9

The Company mandated engineering firm BBA, with the support of various technical consultants, to complete the Feasibility Study compliant with NI 43-101 for its integrated business operations comprised of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects.

Results of the Study were published on July 6, 2022, demonstrating attractive economics. Regrouping on-site all beneficiation units, the Bécancour Battery Material Plant is designed to receive approximately 63,775 tpa of graphite concentrate from the Matawinie Mine to be transformed into 42,616 tpa of CSPG, 3,007 tpa of purified flakes and 18,384 tpa of by-product fines, a valuable graphite material.

»	The Feasibility Study is available on SEDAR, EDGAR, and the Company’s website.
»	Piloting at NMG’s Phase-1 facilities continues to inform final process design criteria; a mandate was awarded to BBA to advance some engineering components in parallel.
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NMG has finalized the project’s execution and contracting strategy in preparation for construction once a final investment decision (“FID”) is reached. Permit demands as well as long-lead items tendering packages are being prepared.

MATAWINIE MINE PROJECT

The Matawinie graphite property includes 380 mining claims covering 21,280 hectares as of the date of this MD&A, in which the Company owns a 100% interest. The Tony Bloc, or Mining Property, part of the Matawinie graphite property, is composed of 159 claims totalling 8,266 hectares. The Tony Claim Block is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via the dedicated access road connecting to the local highway and is close to high-quality infrastructure, including paved roads and high-voltage power lines, and the community, which counts skilled laborers and contractors. The project is located close to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

As part of the Feasibility Study for its integrated business model, parameters of the 2018 feasibility study were updated, including mineral resources and reserves, operational, and financial metrics. Project highlights for the Matawinie Mine now include:

»	Annual processing rate: 2.55 million metric tonnes
»	Average annual graphite concentrate production: 103,328 metric tonnes
»	Average recovery: 93%
»	Finished product purity: 97% Cg
»	Stripping ratio (LOM): 1.16:1.

Mineral Resources and Reserves

Since the deposit discovery, a comprehensive exploration program uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Reserves.

As part of the Feasibility Study, Mineral Resources have been updated and estimated for the West Zone of the mining property. These Mineral Resources are based on 8,274 assay intervals collected from 27,888 m of core drilling and three surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank, and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Management Discussion and Analysis	10

Current Pit-Constrained Mineral Resource Estimate for the West Zone1

Mineral Resource Category[2]	Current Resource (May 20, 2022) [7]
	Tonnage (Mt)[5,6]	Grade (% Cg)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1

The Mineral Resources provided in this table were estimated by Yann Camus, P.Eng. SGS of Canada Inc. - Geological Services (“SGS Geological Services”) using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2

Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.

3

All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.

4

Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

5

Current Resource effective May 20, 2022.

6

Mineral Resources are stated at a cut-off grade of 1.78 % Cg.

7

Standards used for this resource update are the same standards produced over the course of the 2018 Feasibility Study (effective as of July 10, 2018, and issued on December 10, 2018) and the Resource Update (results published March 19, 2020). The difference comes mainly from a newly accessible land package along the Hydro-Québec power line.

A combined Mineral Resource of the South-East and South-West zones is also present on the mining property. While these deposits are part of the mining property, they have not been studied to be integrated in the Mineral Reserves or the mine plan.

Matawinie Mineral Reserves for the West Zone

Category	Tonnage (Mt)	Grade (% Cg)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

The effective date of the estimate is July 6, 2022.

Mineral Reserves were estimated using a graphite concentrate average selling price of C$2,135/tonne, and considering a 2% royalty, and selling costs of C$47.92/tonne. An average grade of 97% was considered for the graphite concentrate.

A metallurgical recovery of 93% was used.

A cut-off grade of 2.20% Cg was used.

The strip ratio for the open pit is 1.16 to 1.

The Mineral Reserves are inclusive of mining dilution and ore loss.

The reference point for the Mineral Reserves is the primary crusher.

Totals may not add due to rounding.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

»	qualify the Company’s graphite products and establish a sales record;

Management Discussion and Analysis	11

»	test and improve processes for commercial operations;
»	test new innovative technologies of tailings management and site restoration; and
»	train employees and promote future employment opportunities to local labor.

Several hundred tonnes of graphite concentrate are being produced on an annual basis with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements). Production serves as the feedstock for the Company’s Phase-1 battery material demonstration plants and as samples for potential customers interested in high-purity flake graphite.

Matawinie Mine (Phase 2)

The ministerial decree authorizing the project supports the technical feasibility and commercial viability of the Matawinie Mine and provides NMG with the final parameters to launch the Phase-2 development activities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, NMG has worked collaboratively with various authorities to prepare and ease the permitting process.

The detailed engineering and procurement activities for the construction of the mine and concentrator continue to progress with the technical team.

»	Tier-1 supplier Metso Outotec has been retained for procurement of the process equipment chain as well as services promoting design and integration efficiencies.
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Continued detailed engineering and optimization, notably on overall site layout, steel and architecture drawings, support buildings, compressed air and mechanical components, are progressing, supported by the finalization of process design parameters and equipment selection.

»	Results from the experimental co-disposal test cells are positive, validating the co-disposal technology developed by NMG.

The project contracting and execution strategy has now been finalized for the upcoming construction of the mine once FID is reached. NMG is advancing its hiring plan accordingly and engaging with contractors to select a Construction Manager that will be responsible for the construction site management and administration of all the construction contracts.

NMG started early works in 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

»	Initial tree clearing was completed before the nesting season to limit impacts on avifauna.
»	On-site construction work started in July 2021 to build the 8-km access road and was completed in December 2021.
»

Construction resumed in 2022 and continued up to February 2023 to build environmental infrastructure such as water ditches, a water collection basin, as well as organic and overburden stockpiles, and prepare the site for the next phase of civil works.

Wood harvested as part of tree clearing for preliminary works was transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits. Additional proactive environmental management enabled the advancement of initiatives in support to progressive site reclamation.

»

Hydroseeding of the access road borders on a total surface of 4 hectares, enables the testing of 24 native species in different mixes, soil conditions, and ground relief. In addition to helping vegetate the site, control potential dust emissions, and minimize erosion, the seeding provides insight into the ideal parameters for future site restoration. Over the next three to five years, the zones seeded will be subject to regular monitoring and documentation.

»

Through a plantation of 5,000 willows on its Phase-1 mining site, NMG is establishing a circular environmental system. Willow’s phytoremediation capabilities are to be leveraged to complement the Company’s integrated water management system by reducing the volume of treated water.

The project also allows for the capture and sequestration of carbon by the willows as well as the in-situ production of biomass, organic matter input for vegetation, to support the progressive restoration of the site.

Management Discussion and Analysis	12

»	NMG continued its active management of on-site resources with a view for progressive reclamation with the deposition of windrows resulting from the stripping of the site to create organic matter.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Following its international call for prequalification as part of its procurement process for its all-electric fleet and charging infrastructure, NMG signed an agreement with Caterpillar on June 22, 2021.

»

Caterpillar will develop, test, and produce Cat® “zero-emission machines” for the Matawinie Mine with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at NMG’s Matawinie Mine by Year 5 of Phase-2 operations.

»	Caterpillar’s and NMG’s technical teams are actively engaged in assessing technology opportunities and planning the zero-emission fleet development and testing for the Phase-2 Matawinie Mine.

NMG has been selected as a premier mining partner of the Canadian and Québec governments as they roll out their electrification strategy. Through a collaborative endeavor bringing together research and industry leaders, the Company also supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

»	The technological development and conversion of a 40-tonne electric mining service truck are completed with the project partners; testing has started at the Innovative Vehicle Institute.
»

On-site testing at the Matawinie Mine construction site should start in 2023 and generate a valuable source of data from the testing of different in situ operational parameters to optimize the Company’s electrification plan.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie Mine and concentrator to Hydro-Québec’s hydropower network to enable the full electrification of its operations.

UATNAN MINING PROJECT

On May 15, 2022, NMG entered into an investment agreement with Mason Graphite to explore the potential development of the Lac Guéret graphite deposit. The transaction, as approved by Mason Graphite’s shareholders (favorable vote by 99% of common shares represented at the special meeting on July 14, 2022), entails:

»	$5 million equity-investment by NMG in Mason, in two installments;
»	Project development through a preliminary economic assessment with a project capacity of a minimum of 250,000 tonnes per annum, following NI 43-101 rules and guidelines;
»

Upon completion of technical studies and a $10-million investment in related works (which includes technical studies work), and at the time of acceptance of such technical studies work by Mason, NMG shall be deemed to have acquired 51% participation in the Uatnan property and will be appointed as operator. The joint venture would be funded by each party per its proportionate share of each of the approved work programs.

Following the successful closing of the investment agreement, NMG and Mason initiated a PEA on the Lac Guéret graphite deposit with consultants BBA and GoldMinds Geoservices Inc. On January 10, 2023, NMG released the results of the assessment and announced a name change to Uatnan Mining Project considering the significant modifications to Mason Graphite’s original project.

Targeted as NMG’s Phase-3, the Uatnan Mining Project aligns with the Company’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.

Management Discussion and Analysis	13

Property and Mineral Resources

The Uatnan property presently consists of 74 map-designated claims totalling 3,999.52 hectares (“ha”), wholly owned (100%) by Mason Graphite. The Uatnan Mining Project is located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the closest community, the town of Baie-Comeau. It is accessible year-round by provincial paved road 389 and Class-1 forestry roads.

Exploration work on the Uatnan property targeted graphite mineralization and consists to date of airborne geophysics, prospecting, ground geophysics, trenching/channel sampling, and core drilling. Exploration work uncovered significant crystalline flake graphite mineralization, ultimately leading to the identification of Mineral Resources and Mineral Reserves (see Mason Graphite’s press release dated November 9, 2015). Although parameters to determine reasonable prospects for eventual economic extraction (RPEE) were updated, there are no significant changes between the current Mineral Resources and the Mineral Resources last published in 2015.

Uatnan Current Pit-Constrained Mineral Resource Estimate

IN-PIT CONSTRAINED MINERAL RESOURCES	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured 5.75% < Cg < 25%	15.65	15.2	2.38
Measured Cg > 25%	3.35	30.6	1.02
Total Measured	19.02	17.9	3.40
Indicated 5.75% < Cg < 25%	40.29	14.6	5.89
Indicated Cg > 25%	6.33	31.6	2.00
Total Indicated	46.62	16.9	7.89
Indicated + Measured 5.75% < Cg < 25%	55.94	14.8	8.27
Indicated + Measured Cg > 25%	9.70	31.2	3.03
Total Measured + Indicated	65.64	17.2	11.30
Inferred 5.75% < Cg < 25%	15.35	14.9	2.28
Inferred Cg > 25%	2.47	31.8	0.79
Total Inferred	17.82	17.2	3.07

Notes:

1.

The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, Eng., (QPs) of GoldMinds Geoservices Inc., using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as indicated or Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.

3.	The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal-length composites (3 m) calculated from the mineralized intervals.
4.

The Mineral Resource estimate was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.

5.

The Measured Mineral Resources classified using a minimum of four drillholes. Indicated resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.

6.	Tonnage estimates are based on a fixed density of 2.9 t/m3.
7.	A pit shell to constrain the Mineral Resources was developed using the parameters presented in the PEA. The effective date of the current Mineral Resources is January 10, 2023.
8.	Mineral Resources are stated at a cut-off grade of 5.75% C(g).

Uatnan Mining Project (Phase 3)

The Uatnan Mining Project optimizes the Mineral Resources and expands the original mining project tenfold with a production of approximately 500,000 tpa of graphite concentrate, entirely destined for the anode material manufacturing market.

Management Discussion and Analysis	14

The Uatnan Mining Project would be operated as a conventional open-pit with a concentrator near the deposit and electricity to be sourced from the Manic-5 hydroelectric power station. In line with NMG’s responsible mining approach, plans include progressive site closure with backfilling of the pit with waste rock as much as possible and assessment of fleet electrification.

Operational Parameters of the Uatnan Mining Project

OPERATIONAL PARAMETERS
LOM	24 years
Nominal annual processing rate	3.4 M tonnes
Stripping ratio (LOM)	1.3:1
Average grade (LOM)	17.5% Cg
Average graphite recovery	85%
Average annual graphite concentrate production (LOM)	500,000 tonnes
Finished product purity	94% Cg

Cautionary Note: The PEA is preliminary in nature and includes Inferred Mineral Resources, considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability.  Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resources development, production, and economic forecasts on which this PEA is based will be realized.

Design of the Uatnan Mining Project has been tailored to the needs of the battery and EV market, orienting production volumes for beneficiation in order to produce active anode material. The PEA shows strong economics for NMG’s updated operational parameters and production volumes.

Economic Highlights of the Uatnan Mining Project

ECONOMIC HIGHLIGHTS	Uatnan Mining Project
Pre-tax NPV (8% discount rate)	C$ 3,613 M
After-tax NPV (8 % discount rate)	C$ 2,173 M
Pre-tax IRR	32.6%
After-tax IRR	25.9%
Pre-tax payback	2.8 years
After-tax payback	3.2 years
Initial CAPEX	C$ 1,417 M
Sustaining CAPEX	C$ 147 M
LOM OPEX	C$ 3,236 M
Annual OPEX	C$ 135 M
OPEX per tonne of graphite concentrate	C$ 268/tonne
Concentrate selling price	US$ 1,100/tonne

All costs are in Canadian dollars with the exception of the graphite sale price which is provided in US dollars.

On the basis of these positive results, NMG plans to launch an updated feasibility study. The Company intends to leverage the expertise of its technical team, its Phase-1 facilities, and its knowledge of the graphite-based advanced materials commercial landscape to further define the economic, technical, and environmental possibilities of developing the Uatnan Mining Project.

Management Discussion and Analysis	15

COMMERCIAL STRATEGY

SALES

The integrated material flowsheet developed by NMG is designed to leverage the distribution of graphite concentrate flake sizes to be produced at the Phase-2 Matawinie Mine by catering to the most profitable market segments. Jumbo to coarse flakes will be destined to high-purity, high-margin specialty and traditional markets while fine to intermediate flakes will be transformed into CSPG at the Phase-2 Bécancour Battery Material Plant for sales as anode material for lithium-ion battery applications. A portion of jumbo flakes will also undergo refinement at the Bécancour Battery Material Plant to produce purified jumbo flakes for niche applications such as heat dissipators in 5G technologies and bipolar plates in hydrogen fuel cells. By-products from this facility will also be sold to optimize the Bécancour basket price.

»

As part of the Feasibility Study, Benchmark Mineral Intelligence, an IOSCO-regulated price reporting agency and market intelligence publisher for the lithium-ion battery to EV supply chain, provided pricing estimates for the North American market. The Company is expected to have competitive advantages over international producers, namely its carbon-neutral footprint, multimodal logistical base, stable political jurisdiction, and exclusion from U.S. import tariffs on graphite.

Beyond commercialization of Phase-2 production, the development of the Uatnan Mining Project supports the Company’s commercial discussions with OEMs and lithium-ion battery cell makers seeking to secure significant graphite volumes amidst growing market demand and a projected structural deficit of production (Benchmark Mineral Intelligence, December 2022).

Commercial Agreements

On October 19, 2022, the Company signed a memorandum of understanding with Panasonic Energy to confirm intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material out of NMG’s fully integrated “ore-to-anode-material” Phase-2 facilities.

»

NMG and Panasonic Energy are actively working together to finalize product qualification and establish a contemplated definitive offtake agreement. Meetings and on-site visits continue to help advance technical and commercial components.

»

NMG’s industry-leading environmental footprint as established by an independent recent life cycle assessment and strong ESG credentials aligned with Panasonic’s vision and support its decarbonization commitment.

»

A complementary framework agreement was concluded between NMG, Panasonic Energy and Mitsui for the development and further commercialization of NMG’s integrated anode material operations. The agreement looks to optimize the Feasibility Study and other important project-related operational milestones with a view to proceeding with project financing and the final investment decision on the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

»	Mitsui rallied behind NMG as a strategic investor and will support NMG’s marketing initiatives for specific markets.

On February 14, 2019, the Company entered into a binding offtake and joint marketing agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints facilities.

»	Traxys market flake graphite concentrate from the Company’s operating graphite demonstration plants for customer product prequalification purposes.
»	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by NMG.
»	Traxys have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Management Discussion and Analysis	16

Business Development

In line with its active marketing and commercialization program, NMG continues to qualify anode material samples with leading battery and EV manufacturers, as well as purified jumbo flakes for niche applications such as 5G technologies and hydrogen fuel-cells. The Company’s Phase-1 operations support technical marketing and product qualification efforts.

»

Production at the Phase-1 facilities and testing at NMG’s new state-of-the-art laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer.

»

A total of 47 samples were produced and supplied to potential customers in 2022 as part of sales discussions. NMG has advanced into the qualification process with several manufacturers, now providing A & B samples.

»

Sustained interest from top-tier potential customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information and environmental due diligence.

To validate compliance with specifications and test NMG materials’ performance, samples are submitted to quality, cycling, and electrochemical tests at the Company’s battery laboratory as well as at third-party’s and/or potential customers’ laboratories.

NMG is actively strengthening quality assurance and quality control with the development of an ISO 9001-compliant management system to support the Company’s certification objectives, the groundwork for which has commenced in Q1-2022. Throughout the year, the Company has progressed along its quality roadmap through process definition, documentation, quality control planning, and internal audits.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

NMG has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in traditional anode material production, to the U.S. Patent and Trademark Office as part of its intellectual property strategy.

NMG is operating a laboratory at its battery material demonstration plants, an addition to the Company’s existing quality testing facilities. This expansion was triggered by NMG’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications.

In August 2022, NMG secured a $5.75 million grant from Sustainable Development Technology Canada, a flagship program from the Government of Canada, for the deployment of its proprietary coating technology. The Québec Government also confirmed on January 13, 2023, a financial assistance of up to $3 million through its Technoclimat program for that project. The Company’s innovative coating technology could generate up to 25% energy reduction, optimize production flow, and provide versatility for different precursors as R&D advances.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations, among which:

»

NMG is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its advanced graphite products, optimize production costs, and improve the properties for existing performance.

»

In collaboration with Professor Lionel Roué from the Énergie Matériaux Télécommunications Research Centre of the Institut national de la recherche scientifique and Professor Philippe Ouzilleau from McGill University, NMG intends to develop a series of high electrochemical performance graphite-based composites by valorizing residual materials from NMG’s process as well as bio-sourced materials.

»

The Company also collaborates with Professors Gervais Soucy and Jocelyn Veilleux of the University of Sherbrooke on advanced graphite transformation technologies based on high-performance ecological thermal processes.

NMG has signed a collaboration agreement with Lithion Recycling for the recovery and value-added transformation of recycled graphite for reuse as anode material for lithium-ion batteries. The partnership aims at leveraging NMG’s and

Management Discussion and Analysis	17

Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market.

NMG has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative dedicated to helping establish a sustainable battery value chain, which makes NMG one of the first battery materials producers to be admitted.

»

In January 2023, the Global Battery Alliance launched the Battery Passport proof of concept, a major leap towards globalized standards for sustainable battery production. NMG contributed to the endeavour by informing the Global Battery Alliance’s traceability efforts and engaging as an active member of the association.

MARKET UPDATE

Supply chains remain under pressure which is exacerbated by increased demand for battery minerals and new policies. Indeed, EVs, renewable energy solutions and electronics continue to gain market shares, but manufacturers are facing a challenge as raw materials required to produce these battery-powered applications are becoming constrained.

Benchmark Mineral Intelligence forecasts a flake graphite deficit of nearly 2 million tpa by the end of the decade, predicting that demand for natural graphite will exceed supply, creating a deficit market starting as of 2023. OEMs, feeling this supply chain pressure, are turning their attention upstream to secure supplies and reduce their risks. Through direct development, joint ventures or strategic alliances, processing and mining are now gaining manufacturers’ attention.

With China being the only producer of spherical graphite, the current situation has reinforced the need for local and resilient supply chains. NMG is set to become the largest fully integrated source of green battery anode material in North America, benefiting in this respect.

»

With a projected 8,148 GWh of global lithium-ion battery production capacity by 2030, demand for advanced materials is set to increase up to fivefold, with graphite outpacing the other battery metals (Benchmark Mineral Intelligence, March 2023) at 10,363,000 tpa.

While expertise, technology, and production capacity have historically been centred in Asia, the market is shifting toward localization. Canada is among the emerging leaders of this new economy, ranking second after China according to Bloomberg NEF’s annual global lithium-ion battery supply chain report (November 2022), due to its mineral resources, ESG factors, key infrastructure, innovation, and industry including Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is indeed located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

Indeed, technological trends and new greenhouse gas (“GHG”) policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Western governments are deploying programs, policies, and business incentives to support the development of local capacity and reduce overreliance on Chinese supply.

»	The European Union, Canada and the U.S. have identified graphite as a strategic mineral for economic growth and national security.
»	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.
»

In 2022, both the U.S. and Canadian governments have announced investments in the development of North American critical minerals production to ensure the domestic supply required to build a local battery economy.

»

In Q3-2022, the U.S. government adopted the Inflation Reduction Act of 2022 that namely promotes EV adoption through consumer incentives, North American sourcing and production for the lithium-ion battery supply chain, and development of charging infrastructure. The Act has brought even more interest towards NMG as it is projected to be the only fully integrated source of natural graphite, from mine to anode material, in North America with significant volume.

Management Discussion and Analysis	18

To meet consumer demand and tap into governmental programs, the world’s top automakers are now projected to spend nearly $1.2 trillion by 2030 on sourcing batteries and raw materials, and producing Evs (Reuters, October 2022).

Concurrently, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. From the Global Battery Alliance’s effort to develop a Battery Passport to the European Commission’s proposed updated Battery Directive that would require labelling of batteries to disclose their carbon footprint, the market is shifting to encourage and eventually potentially require low-carbon products. The European Union, which already set GHG emissions limits for EVs and industrial batteries, adopted a deadline on combustion engine production by 2035 as it steps up the fight against climate change through faster adoption of EVs.

NMG is positioning itself to respond to these market trends. The Company is ideally located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base and stable fiscal and political environment.

RESPONSIBILITIES

From mining to advanced manufacturing, NMG strives to drive greater sustainability along its value chain. The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Battery Material Plant Project and the development of the Uatnan Mining Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, NMG publishes an annual ESG Report to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance; the 2022 ESG Report should be issued in Q2-2023.

In an independent assessment of the Company’s sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG. The rating can be consulted on the Company’s website.

HUMAN CAPITAL

Health & Safety

The Company is committed to providing a safe work environment to its staff and business partners. For the year ended December 31, 2022, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 2.25.

»

The rate reflects minor incidents that occurred at the Company’s Phase-1 plant. Internal safety investigations confirmed that NMG’s work protocol were not at fault. Nevertheless, training on safe working methods continues with personnel as part of the Company’s prevention program.

»	The Company also tracks the contractors’ health and safety performance on-site; the OSHA Recordable Incident Rate is at 0, for the period.

In relation to COVID-19, NMG maintains vigilance, tracks public health directives, and adapts work protocols as needed to provide a safe environment to its employees, contractors, and communities.

Employment, Diversity, Equity & Inclusion

As the Company advances its projects, recruitment of key personnel continues both at the operational and corporate levels. NMG regards diversity as an important driver of strategy, creative thinking, and business performance. The Company promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu.

Management Discussion and Analysis	19

NMG recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, NMG is actively working to position itself as an employer of choice and a purpose-driven company in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, NMG has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

»

Diploma of Vocational Studies in Production Equipment Operation: Seven cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched, with a new cohort targeted to start at the end of March 2023.

»

Mining and Logging Essentials: This sociovocational integration program destined to members of the Atikamekw communities aims to reinforce the employability of Indigenous workers. Following a COVID-19-imposed pause, the program was launched in Q2-2022 and completed in early Q3-2022 with eight graduating students. One graduating student, supported by NMG, has enrolled in the seventh cohort of the Diploma of Vocational Studies in Production Equipment Operation to pursue his education and obtain a position within the Company.

NMG held its annual Employee Summit at the end of Q3-2022. This two-day, all-staff meeting focused this year on the environment through training sessions, workshops, and on-site visits. A conference on change management and adaptation was also offered as a continuous learning and self-development opportunity.

ENVIRONMENT

The Company is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status, and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, NMG is committed to adopting a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

NMG has integrated innovative environmental initiatives to limit the Matawinie Mine’s potential impact on the natural and human milieu. On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine with the Government of Québec. Following its analysis by 25 provincial agencies and ministries, the Québec Ministère de l’Environnement et de la Lutte contre les changements climatiques gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the Commission’s report, which was tabled in June 2020.

»	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.
»	Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing NMG’s Matawinie Mine.

To protect the environment and the well-being of the community, NMG has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine.

»

In 2022, NMG maintained its track record with no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

Mine tailings represent a significant environmental responsibility. NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. Field-scale cells were built in 2020 to demonstrate in real conditions the performance of this innovative environmental method and calibrate the parameters with respect to the performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical

Management Discussion and Analysis	20

behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

As detailed under the Matawinie Mine (Phase 2) subsection, progressive site reclamation planning and site tests are underway as part of the Company’s proactive environmental management and commitment to no net loss.

Sustainable Production

NMG is committed to promoting responsible production across its value chain for responsibly extracted, environmentally transformed, and ethically sourced materials. The Company mandated a specialized consultant to carry out an independent cradle-to-gate life cycle assessment for its portfolio of graphite-based materials. On July 18, 2022, the Company published the assessment results that confirmed the minimal and industry-leading environmental footprint of its planned production. NMG’s full commercial-scale Phase-2 all-electric facilities are forecasted to produce CSPG – anode material for lithium-ion batteries – with a Global Warming Potential GWP of 1.23 kg CO2 equivalent per kg, an impact up to 11 times smaller than that of benchmarked production.

»

The low environmental impact of NMG’s products supports customers’ search for sources that reduce their Scope 3 greenhouse gas emissions and complies with increasingly stringent regulations while also providing insight to strengthen the Company’s environmental efforts, continuous improvement, and climate action.

»

Panasonic Energy’s decision to partner with NMG is partly attributable to the Company’s demonstrated green production model as highlighted in Panasonic Energy’s announcement: “Being able to utilize NMG’s low environmental impact graphite is a major step toward our goal of halving our carbon footprint by FY2031” (Panasonic, October 2022).

»

Integrated into the life cycle assessment report is a benchmarking exercise conducted by Minviro, a life cycle assessment and sustainability consultant in the battery material space, comparing the footprint of CSPG from natural graphite along three production routes.

Extraction and concentration	Advanced manufacturing	GWP (kg CO2 eq per kg)	GWP of NMG’s CSPG (kg CO2 eq per kg)
China	China	14.1	1.23
Mozambique	U.S.	6.1
Sweden	Sweden	3.1
Streamlined Life Cycle Assessment Study of Global Anode Grade Natural Graphite Manufacturing, Minviro, March 2022.			LCA of Natural Graphite-Based Products Manufactured by NMG, CT Consultant, July 2022.

NMG continues to seek opportunities to enhance the properties of its materials, optimize technological solutions, reduce its footprint, improve its products’ life cycle, and develop recycling processes to drive sustainable production across the various industries it caters to.

CARBON NEUTRALITY

Taking responsibility for its environmental footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its GHG emissions, confirming its carbon-neutral status and mapping its intended transition to Net Zero by 2030. On February 24, 2022, NMG released its Climate Action Plan detailing efforts for the Company’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. NMG’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities' construction and the transportation of goods between sites.

Management Discussion and Analysis	21

»

For 2022, the Company reported GHG emissions of 1,229.1 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased verified carbon credits to offset this balance.

»	Detailed performance and historical data is available via NMG’s annual ESG Report; the 2022 ESG Report should be published in Q2-2023.

NMG voluntarily initiated reporting under the Climate Disclosure Project (“CDP”) in 2022 to demonstrate its management of climate risks and opportunities, environmental performance and GHG reduction efforts, as well as climate action. CDP provides a transparent and recognized disclosure system that enables investors and stakeholders to access and compare organizations’ environmental stewardship.

SOCIAL

NMG strives to develop business activities that are supported by its communities and by First Nations, and contribute to the overall development and advancement of the areas where the Company operates.

The Matawinie Mine is located in the municipality of Saint-Michel-des-Saints, approximately 120 km as the crow flies north of Montréal, Québec. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns, and values of the local community. Information events, consultations as part of the ESIA, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities are consulted early and often throughout the development process.

»

A collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints was signed in 2020 to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

NMG’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant in Bécancour, Québec. The Company’s site is located in one of the largest industrial parks in Canada with access to a deep-water international port on the St. Lawrence River. The Company initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

Upon the publishing of the Uatnan Mining Project PEA results, NMG’s Management team carried out a series of on-site meetings with stakeholders in the Baie-Comeau/Manicouagan region. Building on the first visit to the region, the Company representatives reinforced the dialogue with local organizations, groups, citizens, authorities, and elected officials and presented the new project. NMG is committed to maintaining active engagement with the milieu as it advances the development of the Uatnan Mining Project.

Indigenous Relations

Respect for the rights, culture, aspirations, and interests of Indigenous peoples guides the development of NMG’s sustainable business practices.

The Company has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

»

NMG signed a framework agreement (2018) and a pre-development agreement (2019) with the Atikamekw First Nation to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie Mine Project.

»	NMG is actively engaged in discussions with the First Nation to advance the Impact and Benefit Agreement with a view to maximize opportunities.
»	In parallel, initiatives support training, employment, and business opportunities in line with the spirit of the contemplated Impact and Benefit Agreement.

NMG is engaged in an open dialogue with the Abenakis First Nation (Wôlinak community is 5 km South of Bécancour) as part of the development of the Bécancour Battery Material Plant.

Management Discussion and Analysis	22

»	An archeological potential study was carried out by the Grand Conseil de la Nation Waban-Aki in Q2-2022 for NMG’s industrial land; no presence of archeological artifacts were confirmed.
»

Continued dialogue and collaboration with the Ndakina Office which is responsible for consultation and environmental protection are helping define interests, concerns, and opportunities for cooperation.

As part of the Uatnan Mining Project, the Company has initiated a relationship with the Innu First Nation of Pessamit (315 km South of the property) to understand their perspective, concerns, and priorities towards this project.

The Company appointed Kelly LeBlanc to the new position of Manager, Indigenous Relations where she contributes her understanding of First Nations’ environmental and social issues, and develops meaningful relationships focused on respect and sustainability.

NMG is committed to continuing its tradition of listening and responding to community and First Nations’ concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province through tax generation and the purchase of goods and services.

GOVERNANCE

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility. The Company’s Code of Conduct, Board of Directors’ charter, and key policies can be found on NMG’s website.

The Company’s directors have vast expertise in mining development and exploration; health, environment, and safety; legal and intellectual property; finance, investor relations and financing; business administration and corporate governance; technology development and innovation; sustainability, diversity and inclusion; manufacturing and construction; Indigenous relations; as well as sales and marketing.

»	Two Directors, Nathalie Jodoin and Yannick Beaulieu, completed their mandate in Q2-2022.
»

At the Company’s Annual General Meeting of Shareholders, the mandates of the remaining Directors – Daniel Buron, Eric Desaulniers, Arne H Frandsen, Jürgen Köhler, Nathalie Pilon, James Scarlett, and Andrew Willis were reconfirmed as per shareholders’ vote.

»	Stephanie Anderson was appointed to the Board of Directors on November 11, 2022.
»	A search to find talented executives to complement the Board of Directors, with special emphasis given to gender and diversity representation, continues.

Indeed, NMG recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Company. The Human Resources, Nominating and Compensation Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality directors. In assessing potential candidates, the Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience.

The following committees support the Board of Directors’ activities: the Audit Committee; the Human Resources, Nomination and Compensation Committee; the Governance, Compliance, and Legal Committee; the ESG, Safety and Health Committee; as well as the Projects and Development Committee. Charters for each committee can be found on NMG’s website.

NMG’s management team, leaders with distinctive skillsets, qualities, and a shared sense of enthusiasm towards the Company’s vision, steers its development.

Management Discussion and Analysis	23

»

In January 2022, Bernard Perron was appointed to the position of Chief Operating Officer, overseeing Nouveau Monde’s engineering, procurement, construction, operations, as well as environmental, health and safety management.

»	In March 2022, NMG appointed Marc Jasmin as Director, Investor Relations.
»

In October 2022, NMG nominated to its management team Anoop Singh as Vice President, Mining Projects and Josée Gagnon as Vice President, Legal Affairs & Corporate Secretary. These nominations coincide with NMG’s preparation for the transition toward its Phase 2 integrated commercial operations.

»	In February 2023, NMG appointed Jean Cayouette as Vice President, Metallurgy & Process.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form and its prospectus supplements no. 1 and no. 2 on file with the Canadian provincial securities regulatory authorities and on SEDAR and on EDGAR.

FINANCING

In recent months, NMG advanced financing efforts for the development of its fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine. Following the appointment of financial advisors to assist with the structuring and securing of project financing, the Company has engaged with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. NMG received formal expressions of interest to cover approximately up to 70% of the estimated total funding for an integrated project, subject to standard project finance conditions.

»	NMG’s financing approach strives to further derisk its development by seeking to secure medium-term debt, complemented by strategic equity participation.
»	NMG appointed Société Générale as the sole mandated lead arranger to oversee the due diligence process, support efforts to obtain final credit approval and assist in offtake negotiations.
»

To support the latest stages of project financing with its projected lenders, NMG hosted independent consultants to its facilities to review the engineering, environmental and social components of its current and projected operations as part of Société Générale’s due diligence.

»

Through a Framework Agreement signed on October 19, 2022, NMG, Mitsui, and Panasonic Energy will work to optimize the Phase 2 parameters with the intention to proceed with project financing and the final investment decision on both the Matawinie Mine and Bécancour Battery Material Plant once that optimization phase is completed, and all operational variables are well understood.

On October 19, 2022, NMG entered into unsecured convertible note subscription agreements with Mitsui, Pallinghurst and Investissement Québec pursuant to which NMG has agreed to issue, upon closing of the transaction, to each holder an unsecured convertible note: Mitsui subscribed for US$25 million, while Pallinghurst, and Investissement Québec each subscribed for US$12.5 million, for a total of US$50 million. On November 8, 2022, the Company closed the previously announced private placement of unsecured convertible notes.

»

The convertible notes will mature 36 months from the date of issuance and shall bear interest at the higher of 6% per annum and the 90-day average term SOFR (secured overnight financing rate) plus 4% per annum, compounded daily. At the end of each quarter starting December 31, 2022 the Company has an option to pay the interest in (i) cash; or (ii) subject to TSXV approval, by capitalizing interest and adding it to the principal, which would then be converted into common shares (and not units) at a US Dollar equivalent of the Company’s share price determined at the quarter end on which such interest become payable.

»	The convertible notes are subject to a hold period of four months and one day in accordance with relevant regulatory and stock exchange policies.

Management Discussion and Analysis	24

In Q1-2023, the Company announced the closing of grants for an amount of $3.6 million for the deployment of the coating technology at NMG’s Phase-1 operations and for R&D projects targeting the development of advanced manufacturing of graphite-based materials with a low environmental impact. Included in the amount above is the TEQ coating demonstration plant grant totalling $3M, which has an effective date for costs incurred starting January 2022.

ATM Offering

The net proceeds received from the ATM Offering in 2022 totalling $3.9 million have been used for general working capital and corporate expense needs.

QUARTERLY RESULTS

During the three-month period ended December 31, 2022, the Company recorded a net loss of $4,836 ($10,623 in 2021), a basic loss per share of $0.09 ($0.25 in 2021) and a diluted loss per share of $0.13 ($0.25 in 2021).

Description	Q4-2022 (note a) $	Q3-2022 (note b) $	Q2-2022 (note c) $	Q1-2022 (note d) $
Revenue	-	-	-	-
Net loss	(4,836)	(12,765)	(14,042)	(16,071)
Basic loss per share	(0.09)	(0.23)	(0.25)	(0.29)
Diluted loss per share	(0.13)	(0.23)	(0.25)	(0.29)

Description	Q4-2021 $	Q3-2021 $	Q2-2021 $	Q1-2021 $
Revenue	-	-	-	-
Net loss	(10,623)	(8,945)	(12,878)	(7,444)
Basic loss per share	(0.25)	(0.19)	(0.34)	(0.22)
Diluted loss per share	(0.25)	(0.19)	(0.34)	(0.22)

a)

The net loss in Q4-2022 decreased by $5.8M compared to Q4-2021 mainly due to a gain of 11.2M$ related to the fair value adjustment as at December 31, 2022 of the embedded derivatives in the convertible notes (for more details, refer to note 15 of the audited consolidated financial statements). This is partially offset by the vesting expenses of stock options granted to key management personnel and consultants in 2022 and higher depreciation expenses related to the purification demonstration plant and the laboratory that were placed in service in 2022.

b)

The net loss in Q3-2022 increased by $3.8M compared to Q3-2021 mainly due to the start of depreciation for the purification demonstration plant and for the laboratory equipment in 2022. Secondly, wages and benefits also increased due to the beginning of operations at the purification demonstration plant and new hires were made to support the Company’s growth phase. Lastly, share-based compensation expenses increased mostly due to vesting expenses of stock options granted to key management personnel and consultants in 2022.

c)

The net loss in Q2-2022 increased by $1.2M compared to Q2-2021 mainly due to the increase in engineering fees related to the feasibility study for the Bécancour Battery Material Plant, the start of depreciation expenses for the purification demonstration plant and the laboratory equipment, and an increase in insurance fees following the NYSE listing, which is partially offset by a decrease in share-based compensation.

d)

The net loss in Q1-2022 increased by $8.6M compared to Q1-2021 mainly due to the increase in engineering fees related to the Feasibility Study, an increase in insurance fees following the NYSE listing and an increase in share-

Management Discussion and Analysis	25

based compensation expenses due to the timing of new options being granted to employees, directors, consultants, and officers.

FOURTH QUARTER RESULTS

The major variances that occurred in the fourth quarter of 2022 versus 2021 are due to the differences hereunder.

	Q4-2022 $	Q4-2021 $	VARIATION $
Exploration and evaluation expenses	1,703	1,225	478
Battery Material Plant Project expenses (a)	4,453	3,771	682
General and administrative expenses (b)	6,690	5,129	1,561
Net financial costs (income) (c)	(8,110)	99	(8,209)

a)

The Battery Material Plant Project expenses increased by $682 in the fourth quarter of 2022 compared to 2021 mainly because of higher depreciation expenses due to the purification demonstration plant and the laboratory that were placed in service in 2022.

b)

The General and administrative expenses increased by $1,561 in the fourth quarter of 2022 compared to 2021, mainly because of higher share-based compensation in Q4 2022 due to options granted to key management personnel in November 2022 and higher vesting expenses of stock options granted to consultants in 2022.

c)

The net financial costs decreased by $8,209 in the fourth quarter of 2022 compared to 2021 mainly because of a gain of $11,199 related to the fair value adjustment as at December 31 of the embedded derivatives in the convertible notes. This is partially offset by an unrealized foreign currency exchange loss on cash and the convertible notes, by the decline in Mason’s share market value, and by the quarterly accrued interest on the convertible notes.

ANNUAL FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION

Annual information as at and for the years ended December 31, 2022, 2021, and 2020.

Description	2022	2021	2020
Other revenues	-	57	-
Net loss	47,714	39,890	17,978
Basic loss per share	(0.86)	(0.93)	(0.68)
Diluted loss per share	(0.90)	(0.93)	(0.68)
Total assets (a)	150,074	126,349	21,156
Non-current liabilities (b)	61,645	4,924	15,907

a)

The increase of $23,725 in total assets between 2022 and 2021 is mainly explained by an increase of $22,032 in property, plant and equipment following the progress made to the Phase 2 Matawinie Mine project and the Phase 1 coating plant.

b)

The increase of $56,721 in non-current liabilities between 2022 and 2021 is mainly explained by the closing on November 8, 2022, of a private placement of unsecured convertible notes for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui, Pallinghurst, and Investissement Quebec. For more details, refer to note 15 of the audited consolidated financial statements.

Management Discussion and Analysis	26

EXPLORATION AND EVALUATION EXPENSES

Description	December 31, 2022 $	December 31, 2021 $	Variation $
Wages and benefits	3,274	3,637	(363)
Share-based compensation (a)	898	452	446
Engineering (b)	162	1,856	(1,694)
Professional fees	554	190	364
Materials, consumables, and supplies (c)	824	1,330	(506)
Maintenance & Subcontracting	1,252	1,454	(202)
Geology and Drilling	31	143	(112)
Utilities	420	349	71
Depreciation and amortization	283	217	66
Other	95	213	(118)
Uatnan mining project (d)	309	-	309
Grants	(37)	(36)	(1)
Tax credits	(638)	(1,443)	805
Exploration and Evaluation Expenses	7,427	8,362	(935)

a)	The increase of $446 in share-based compensation expenses for the year ended December 31, 2022, is mostly due to more options being granted to employees and officers.
b)

The decrease of $1,694 in engineering fees for the year ended December 31, 2022, is due to the beginning of capitalization of detailed engineering on the development of the Matawinie Mine Project after the technical feasibility and commercial viability of the project was determined on March 31, 2021.

c)

The decrease of $506 in materials, consumables, and supplies the year ended December 31, 2022, is due to the reduced production activities of the concentrator demonstration plant, and greater efforts put towards the installation and testing of the coating demonstration plant.

d)	The increase of $309 is related to the costs incurred to complete the PEA for the Uatnan Mining Project. On January 10, 2023, NMG released the results of the PEA.

Management Discussion and Analysis	27

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	December 31, 2022 $	December 31, 2021 $	Variation $
Wages and benefits (a)	2,698	754	1,944
Share-based compensation	534	-	534
Engineering (b)	8,895	4,136	4,759
Professional fees	914	898	16
Materials, consumables and supplies	920	686	234
Maintenance & Subcontracting (c)	1,180	268	912
Utilities	553	-	553
Depreciation and amortization (d)	4,028	177	3,851
Other	146	39	107
Grants	(506)	(718)	212
Tax credits	(272)	(264)	(8)
Battery Material Plant Project expenses	19,090	5,976	13,114

a)

The increase of $1,944 in wages and benefits for the year ended December 31, 2022, is due to the commencement of operations at the purification demonstration plant and increased headcount to support the Company’s growth phase in its Battery material segment combined with the Canada Emergency Wage Subsidy grants obtained in the first half of 2021 (none in 2022).

b)	The increase of $4,759 in engineering expenses for the year ended December 31, 2022, is mainly due to the work related to the NI 43-101 Feasibility Study, which was completed and published in Q3-2022.
c)

The increase of $912 in maintenance and subcontracting for the year ended December 31, 2022, is due to maintenance costs of the purification demonstration plant that began its operations in January 2022.

d)	The increase of $3,851 in depreciation for the year ended December 31, 2022, is due to the purification demonstration plant and the laboratory that were placed in service in January 2022.

Management Discussion and Analysis	28

GENERAL AND ADMINISTRATIVE EXPENSES

Description	December 31, 2022 $	December 31, 2021 $	Variation $
Wages and benefits (a)	7,083	4,883	2,200
Share-based compensation (b)	7,274	6,224	1,050
Professional fees (c)	1,435	2,635	(1,200)
Consulting fees (d)	2,618	1,476	1,142
Travelling, representation and convention	668	627	41
Office and administration (e)	8,862	6,747	2,115
Stock exchange, authorities, and communication	462	872	(410)
Depreciation and amortization	246	699	(453)
Loss (gain) on asset disposal	-	5	(5)
Other financial fees	26	35	(9)
General and administrative expenses	28,674	24,203	4,471

a)	The increase in wages and benefits of $2,200 for the year ended December 31, 2022, is mostly due to the increase in headcount to support the Company’s growth phase.
b)	The increase in share-based compensation expenses of $1,050 for the year ended December 31, 2022, is mostly due to more options being granted to employees and consultants.
c)	The decrease in professional fees of $1,200 for the year ended December 31, 2022, is mostly due to an increase in legal consultation fees in 2021 in preparation of the NYSE listing on May 24, 2021.
d)

The increase in consulting fees of $1,142 for the year ended December 31, 2022, is mostly due to an increase in project financing fees following the appointment of Société Générale to oversee the due diligence process.

e)

The increase in office and administration of $2,115 for the year ended December 31, 2022, is due to higher D&O insurance fees following the NYSE listing in Q2 2021. The fees relating to insurance were higher in 2022 versus 2021 only because these fees were expensed for 7 months in 2021 versus a full year (12 months) in 2022. This is partially offset by non-recurring fees of $1.2M in connection with the settlement of a litigation in September 2021, related to the buyback of a 1.8% net smelter return.

NET FINANCIAL COSTS

The decrease of $8.9M in financial costs for year ended December 31, 2022, is mainly due to the gain of $11.2M related to the fair value adjustment of the embedded derivatives, partially offset by the accrued interests on the convertible notes 2022 closed in Q4-2022, and higher interest income on the short-term cash investment activities. This is partially offset by an unrealized foreign currency exchange loss compared to a gain in 2021 and by the decline in Mason Graphite’s share market value of $1.7M.

LIQUIDITY AND FUNDING

As at December 31, 2022, the difference between the Company’s current assets and current liabilities was $57,819, including $59,924 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Management Discussion and Analysis	29

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at December 31, 2022, all of the Company’s short-term liabilities totalling $16,105 ($15,730 as at December 31, 2021) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at December 31, 2022
	Carrying amount	Contractual cash flow	0 to 12 months	12 to 24 months	More than 24 months
Account payables and accrued liabilities	15,429	15,429	15,429	-	-
Lease liabilities	2,817	3,423	560	647	2,216
Borrowings	1,988	2,330	352	577	1,401
Convertible Notes – Host(i)	49,817	67,723	-	-	67,723
Convertible Notes – Embedded Derivatives(i)	6,727	-	-	-	-

(i)	The Convertible Notes are translated at the spot rates as of December 31, 2022

For the year ended December 31, 2022, the Company had an average monthly cash expenditure rate of approximately $6,073 per month, including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Cash flows provided by (used in)	December 31, 2022 $	December 31, 2021 $
Operating activities before the net change in working capital items	(41,813)	(31,078)
Net change in working capital items	(3,068)	(3,247)
Operating activities	(44,881)	(34,325)
Investing activities	(27,998)	(34,578)
Financing activities	70,293	125,731
Effect of exchange rate changes on cash	155	1,007
Decrease in cash and cash equivalents	(2,431)	57,835

OPERATING ACTIVITIES

For the year ended December 31, 2022, cash outflows from operating activities totalled $44.9M, while there was $34.3M of cash outflows for the same period in 2021. The cash outflows were higher due to a greater net loss as described in the above sections.

INVESTING ACTIVITIES

For the year ended December 31, 2022, cash used in investing activities totalled $28.0M whereas for the same period in 2021 investing activities were of $34.6M. The decrease of $6.6M is due to higher capitalizable expenses in 2021 which

Management Discussion and Analysis	30

were mainly related to the construction of the purification demonstration plant and the laboratory which were both commissioned in January 2022.

FINANCING ACTIVITIES

For the year ended December 31, 2022, the Company had net cash receipts related to financing activities of $70.3M whereas for the same period in 2021, cash receipts related to financing activities were of $125.7M. The variance is mostly due to the bought deal and private placement offerings completed in Q1-2021 of $23M, the public offering following the NYSE listing of $72.9M completed in Q2-2021, and the subsequent private placement completed in Q3-2021 of $18.3M. The variance is partially offset by the closing of convertible notes for aggregate gross proceeds of $67.2M (US$50M) in Q4-2022.

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75M (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion.

All tabular amounts are in thousands of dollars, unless otherwise noted.

	For the three-month periods ended				For the year ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022
Number of common shares issued	19,901	482,181	-	-	502,082
Average price per share	9.62	7.87	-	-	7.94
Gross proceeds	192	3,795	-	-	3,987
Commissions	5	95	-	-	100
Net Proceeds	187	3,700	-	-	3,887

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

	December 31, 2022 $	December 31, 2021 $
Key management personnel of the Company
Employee benefit expenses	2,641	1,158
Share-based payments	2,475	3,435
Directors of the Company
Board fees	829	643
Share-based payments	1,247	2,333

In November 2022, the Company closed a private placement of unsecured convertible notes for aggregate gross proceeds of US$50M with Mitsui, Pallinghurst and Investissement Québec. Of the US$50M, Pallinghurst and Investissement Québec each subscribed for US$12,5M. More details on the transaction are provided in note 15 of the audited consolidated financial statements.

As at December 31, 2022, Pallinghurst owns 20.66% of the Company’s issued and outstanding common shares and has significant influence over the Company (2021– 20.94%).

As at December 31, 2022, the Company capitalized the accrued interests owed to Investissement Québec, Pallinghurst and Mitsui. An aggregate amount of $829 (US$612) will be capitalized and 160,976 common shares at a price of US$3.80 will be issued to Holders at the maturity or conversion of the Notes in payment of accrued interest due on December 31, 2022.

Management Discussion and Analysis	31

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

The preparation of annual financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3, 4, and 5 of the audited consolidated financial statements for the year ended December 31, 2022.

CHANGE IN ACCOUNTING POLICY

There is no change in accounting policy for the year ended December 31, 2022.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 26 in the audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 28 in the audited consolidated financial statements.

CAPITAL STRUCTURE

As at March 23, 2023
Common shares	55,873,898
Options	3,877,048
Warrants	10,000,000
Convertible Notes	10,000,000
Other reserves - settlement of interests on Convertible Notes	160,976
Total common shares fully diluted	79,911,922

SUBSEQUENT EVENTS TO DECEMBER 31, 2022

There are no subsequent events.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

The Company is required to comply with National Instrument 52‐109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of annual filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the year ended December 31, 2022. The Chief Executive Officer and Chief Financial Officer have signed form 52‐109F1, Certification of Annual Filings, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management Discussion and Analysis	32

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com

March 23, 2023

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, géo.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	33